AMERICAN LORAIN CORPORATION

Beihuan Road, Junan County
Shandong, China 276600
(+86) 539-7318818

October 26, 2007

By EDGAR Transmission and by Hand Delivery

Ms. Carmen Moncada-Terry
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE Washington, DC 20549

Re:

American Lorain Corporation
Form S-1 filed August 9, 2007
File No. 333-145260

Dear Ms. Moncada-Terry:

On behalf of American Lorain Corporation, a Delaware corporation ("Lorain"), we hereby submit this Amendment No. 1 to our Form S-1 filed August 9, 2007 (the "Form S-1") in response to the general comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter, dated August 17, 2007, with respect to the Form S-1.

We understand and agree that:

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Lorain is responsible for the adequacy and accuracy of the disclosures in the filings.

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Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

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Lorain may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form S-1 filed August 9, 2007

1.

We note you characterize the nature of the transaction between yourself and International Lorain Holding, Inc. in May 2007 as a reverse acquisition. It appears that at the transaction date Millennium Quest, Inc. was a public shell, and did not have operations that constituted as business. If true, please revise your disclosure to identify the transaction as a recapitalization, rather than a reverse acquisition. Refer to paragraphs 9 and 17 of SFAS 141.

Carmen Moncada-Terry
October 26, 2007

Response:

The public shell, Millennium Quest, Inc., did not have operations that constituted as business. As such, the transaction was a recapitalization. We have revised our disclosures in the Form S-1 accordingly.

2.

As a result of the recapitalization transaction with International Lorain Holding, Inc. in May 2007, for accounting purposes, the acquiree (International Lorain Holding, Inc.) is the continuing reporting legal entity. Therefore, in accordance with Item 11(e) of the instructions to Form S-1, please revise your document to provide the following information:

a.

audited financial statements of the registrant, American Lorain Corporation, that meet the requirements of Article 3 and 10 of Regulation S-X, and

b.

financial statements of the registrant’s predecessor for all periods prior to the registrant’s existence, with no lapse in audited periods or omission of other information required about the registrant.

Please note that when a registrant succeeds to substantially all of the business of another entity, and the operations of the registrant prior to the transaction are insignificant relative to the operations assumed or acquired, the entity acquired would typically be characterized as a predecessor entity. In this case, the registrant appears to have succeeded to the operations of the Lorain Group Companies, resulting in the Lorain Group Companies being the predecessor. Please contact us at the numbers listed at the end of this letter for further clarification.

Response:

We have revised the Form S-1 to provide the financial statements cited in your request. Your observation that the registrant succeeded to the operations of the Lorain Group Companies is correct.

3.

Also, it appears from disclosure in the Form S-1, and the Form 8-K filed May 9, 2007, the Lorain Group Companies may be entities under common control. If true, the financial statements for the Lorain Group Companies should be presented on a combined basis, audited for any necessary adjustments. Refer to paragraphs D11 to D13 of SFAS 141.

Response:

Carmen Moncada-Terry
October 26, 2007

It is true that the registrant and the Lorain Group Companies are entities under common control. Accordingly, consolidated audited financial statements of the Lorain Group Companies will be presented in conformity with SFAS 141.

4.

We note you have reported interim financial information that combines the Lorain Group Companies, and have referred to such information as pro forma. Please remove this information as it does not appear to comply with Article 11 of Regulation S-X.

Response:

The interim financial statements of the Lorain Group Companies have been revised to remove the pro forma format in the Form S-1.

5.

Please monitor the need to update your financial statements. Refer to Rule 3-12 of Regulation S-X.

Response:

We respectfully note your comment. We will monitor the need to update our financial statements to comply with Rule 3-12 of Regulation S-X.

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If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

AMERICAN LORAIN CORPORATION

By: /s/ Si Chen
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Si Chen
President and Chief Executive Officer